UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ARQULE, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

04269E107
(CUSIP Number)

Margaret M. Madden, Esq.
Vice President and Corporate Secretary,
Chief Governance Counsel
Pfizer Inc.
235 East 42nd Street
New York, New York 10017
(212) 733-2323

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e),  240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04269E107

1. Names of Reporting Persons   Pfizer Inc.
    IRS Identification Nos. of above persons (entities only):  13-5315170

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)        |X|

3. SEC Use Only ........................................................................................

4. Source of Funds (See Instructions)   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 3,273,679(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,273,679(1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person  3,273,679(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)   4.4%

14. Type of Reporting Person (See Instructions) CO

(1)Amount consists of 3,273,679 shares of the Issuer’s Common Stock held by Pfizer Holdings Europe.   Because Pfizer Holdings Europe is a wholly owned subsidiary of Pfizer Inc., Pfizer Inc. may be deemed to have beneficial ownership over such shares.

CUSIP No. 04269E107

1. Names of Reporting Persons   Pfizer Holdings Europe
    IRS Identification Nos. of above persons (entities only):   52-2346005

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)        |X|

3. SEC Use Only ........................................................................................

4. Source of Funds (See Instructions)   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization Republic of Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 3,273,679(2)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,273,679(2)

11. Aggregate Amount Beneficially Owned by Each Reporting Person  3,273,679(2)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)   4.4%

14. Type of Reporting Person (See Instructions) CO

(2)Amount consists of 3,273,679 shares of the Issuer’s Common Stock held by Pfizer Holdings Europe.  As a wholly owned subsidiary of Pfizer Inc., Pfizer Holdings Europe shares the power to vote and dispose of the shares with Pfizer Inc.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D originally filed by Pfizer Inc. (“Pfizer”) and Pfizer Holdings Europe (“PHE” and, together with Pfizer, the “Reporting Persons”) with the U.S. Securities and Exchange Commission on March 24, 2003 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D, filed on December 22, 2003 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D, filed on February 14, 2006 (“Amendment No. 2”) and Amendment No. 3 to the Schedule 13D, filed on May 1, 2015 (“Amendment No. 3” and, with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”) and relates to the common stock, par value $0.01 per share (“Common Stock”), of ArQule, Inc. (the “Issuer”). This Amendment No. 4 is being filed to update the percentage of Common Stock of the Issuer beneficially owned by Pfizer and PHE as a result of dilution due to equity issuances by the Issuer.  Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 5.                        Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

(a) The information set forth on the cover pages to this Amendment No. 4 is incorporated herein by reference.

(b) The information set forth on the cover pages to this Amendment No. 4 is incorporated herein by reference.

(c) Neither Pfizer nor PHE has engaged in any transactions with respect to the Issuer’s Common Stock in the past 60 days.

(d) Not applicable.

(e) On March 2, 2016, as reported in a Current Report on Form 8-K/A filed by the Issuer with the U.S. Securities and Exchange Commission on March 4, 2016, the Issuer consummated the offering to certain institutional and accredited investors of up to 11,600,000 shares of Common Stock (the “Private Placement”).  The Reporting Persons did not take part in the Private Placement.  As a result of dilution caused by the Private Placement, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock.

The ownership percentage set forth in Row 13 of the cover pages hereto has been calculated based on an assumed total of 74,529,706 shares of Common Stock outstanding, comprised of (i) 62,929,706 shares of Common Stock outstanding as of February 17, 2016, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2015, plus (ii) 11,600,000 shares of Common Stock issued pursuant to the Private Placement.

Item 7.                        Material to be Filed as Exhibits

The following documents are filed as exhibits to this Amendment No. 4:

Exhibit 99.1 – Joint Filing Agreement between Pfizer Inc. and Pfizer Holdings Europe, dated March 17, 2016.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2016

Pfizer Inc.

By: /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary Pfizer Inc.

Pfizer Holdings Europe

By: /s/ Brian Byala
Name: Brian Byala
Title: Director